================================================================================

                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February, 2003

                        Commission File Number: 001-14491

                        TELE CELLULAR SUL HOLDING COMPANY
                 (Translation of registrant's name into English)

                     RUA COMENDADOR ARAUJO, 299 - 3(degree) ANDAR
                         80420-000 CURITIBA, PR, BRAZIL
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                 Form 20-F         X                 Form 40-F
                                                               ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                    Yes                                  No       X
                                ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                    Yes                                  No       X
                                ________

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                    Yes                                  No       X
                                ________                       --------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

================================================================================

                      TELE CELULAR SUL PARTICIPACOES, S.A.

                                TABLE OF CONTENTS

  ITEM
-------
   1.         Press Release entitled "Tele Celular Sul Participacoes, S.A.
              Announces Fourth Quarter and Full-Year Consolidated Results" dated
              November 4, 2002

   2.         Management Report and Financial Statements of Its Consolidated
              Subsidiaries

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   TELE CELULAR SUL PARTICIPACOES, S.A.

Date:  February 13, 2003           By:        /s/ Paulo Roberto Cruz Cozza
                                              ----------------------------------
                                              Name:  Paulo Roberto Cruz Cozza
                                              Title: Chief Financial Officer